Exhibit 99.1

Letter to Shareholders of Brera Holdings PLC (NASDAQ: SLMT) (d/b/a Solmate Infrastructure)

Brera Holdings PLC (NASDAQ: SLMT) (the “Company” or “Solmate Infrastructure”), today issued the following letter from Ron Sade, Chief Executive Officer and Keren Maimon, Board Member:

Dear Shareholders,

On Friday, June 26, our Annual General Meeting delivered something far more meaningful than a successful vote.

It delivered a clear mandate.

On behalf of our Board of Directors and the entire management team, I would like to sincerely thank you for the overwhelming support and confidence you demonstrated in Solmate Infrastructure. Your vote is not something we take for granted. It represents both trust in our vision and a responsibility that we fully embrace.

Following the Annual General Meeting, the Board of Directors is commencing a search for additional independent directors. These appointments will expand the Board’s independent representation as the Company grows.

We believe today marks the beginning of a new chapter for our Company.

The global financial system is undergoing one of the most significant transformations in decades. Digital assets are evolving from a niche market into an institutional asset class, while blockchain infrastructure is becoming an essential layer of tomorrow’s financial system.

We believe Solana is uniquely positioned to power much of this evolution.

Our vision is straightforward yet ambitious:

To build the leading institutional gateway to the Solana ecosystem while helping shape the infrastructure that will power the next generation of global finance.

From our strategic base in Abu Dhabi—one of the world’s fastest-growing hubs for digital assets and AI infrastructure—we believe Solmate is uniquely positioned to connect institutional capital with the rapidly expanding Solana ecosystem. Together with our growing relationships across the Solana community, strategic partners, and institutional investors, we are building the foundation for long-term growth.

Looking ahead, our focus is execution.

We intend to move with discipline, transparency, and urgency. We will continue evaluating opportunities that strengthen our position, including strategic partnerships, digital asset infrastructure, responsible SOL treasury initiatives, and new opportunities across the rapidly evolving artificial intelligence landscape. As part of this effort, we are continuing to explore how AI capabilities can be thoughtfully integrated into our future products, services, and infrastructure offerings, where they can create meaningful value for our customers and shareholders.

We recognize that trust is earned through results—not promises.

That is exactly how we intend to lead.

We firmly believe the coming year has the potential to be a defining period of growth for our Company. While challenges will undoubtedly exist, we are excited by the opportunities ahead and remain fully committed to building a company that creates lasting value for all shareholders.

Thank you once again for your continued confidence, partnership, and support.

Ron Sade - Chief Executive Officer

Keren Maimon - Board Member

About Brera Holdings PLC (d/b/a Solmate Infrastructure)

Brera Holdings PLC, operating as Solmate Infrastructure, is a Solana-focused crypto infrastructure company focused on building institutional-grade Solana staking, validation and treasury infrastructure, with a strategic foothold in Abu Dhabi.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will,” and similar expressions. These statements are based on current expectations, estimates, assumptions and projections and involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those expressed or implied by such statements, including, but not limited to, risks and uncertainty relating to ongoing growth and execution of the business, the ability of the board of directors to engage new independent directors, market conditions, and other matters described in the Company’s filings with the SEC. Further information regarding these and other risks is included in the Company’s Annual Report on Form 20-F and current reports on Form 6-K and other documents filed with the SEC. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Contacts

Contacts
Wachsman
solmate@wachsman.com